brf

EARNINGS RELEASE

3Q21

QUARTER HIGHLIGHTS

R$12,390 million
Net Revenues
+ 24.6% YoY

R$2,625 million
Gross Profit
+12.0% YoY

21.2%
Gross Margin
-2.4 p.p YoY

R$ 271 million
Net Loss Continued Op.
R$ 219 million Net Income in 3Q20

R$1,367 million
Adjusted EBITDA
+3.9% YoY

11.0%
EBITDA Adjusted Margin
-2.2 p.p YoY

R$ 1.567 million
Operating Cash Flow
R$ 1,770 million in 3Q20

3.06x
Net Leverage
3.01x Proforma
2.90x in 3Q20

R$9.3 years
Debt Average Term
+7.5 years YoY

R$19.13 bi
US$ 3.50 bi
Market Cap

BRFS3 R$23.54
BRFS US$ 4.31
Stock Prices

812,473,246 common shares
4,061,680 treasury shares
Base: 09/30/2021
Shares Outstanding

Conference Call
11/11/2021 - Thursday
10:00 a.m. BRT | 8:00 a.m. US ET

Acesso em:
www.3t21-3q21brf.com.br

Dial-in
Brasil:
+55 (11) 4632-1110

IR Contacts:

Carlos Alberto Moura
CFO and IRO

Gabriela Woge
IRO

Pedro Bueno
IR Manager
+55 11 2322 5377 | acoes@brf-br.com

See more at www.ri.brf-global.com

São Paulo, November 10, 2021 – BRF S.A. (B3: BRFS3; NYSE:BRF) – referred to as "BRF" or "Company" is today announcing its results for the 3rd quarter of 2021. This report includes results recorded in Brazilian Reais, pursuant to Brazilian corporation law and the accounting practices adopted in Brazil. These results comply with the International Financial Reporting Standards (IFRS) and are comparable to the same periods of 2020 and/or previous years, as indicated.

Disclaimer

The statements included in this report concerning the Company's prospective business, projections and potential growth are merely forecasts based on management's expectations regarding to the Company's future. These estimates are highly dependent on market changes and the general economic performance of the country, the industry, and international markets, and are therefore subject to change.

Message from Management

To our shareholders,

Our third quarter results reflect the productivity gains of recent years, which are translated into solid margins and nominal growth of Gross Profit and EBITDA, even in a sharp inflationary environment. We present a winning brand management strategy with increased preference, as per Sadia reaching the leadership on the ranking of the Food brands in Brazil in September 2021.

We are enthusiastically celebrating the 50th anniversary of Lek Trek, our charismatic mascot representing one of our leading brands, Sadia, and the 30th anniversary of Qualy, which became the preferred margarine brand in Brazil. The success of our brands over decades as the leading ones in the market, innovating and expanding their positions, reflects our unquestionable competitive advantage.

We are moving forward with the 2030 Vision: In the pet food segment, with the approval of the Brazilian Competition Authority (CADE) in September and in connection with the acquisition of Grupo Hercosul, we began integrating our operations, sharing knowledge and best practices. We acquired strong brands and our focus is to boost the business strategy in the specialized distribution channel. We are also investing in campaigns focusing on the versatility of pork recipes and on demystifying old concepts, to encourage its consumption. In ready-to-eat-meals, we keep up with our investment plan to increase its production capacity. Finally, for meat substitutes, we launched and expanded the Sadia Veg&Tal line, with pea, soybean, and bean protein-based products.

With investments of approximately R$ 300 million, we expanded our production capacity with our new plant in Seropédica, in Rio de Janeiro. It is the Company's 40th production site; the first exclusively dedicated to the production of franks and one of the most advanced in Industry 4.0, using clean energy, minimal generation of solid waste, and water reuse and waste in several processes.

We announced two investments in our ESG Agenda: In association with AES Brasil Energia, we will build a wind power plant in Rio Grande do Norte; and, with Pontoon, a solar power plant in Ceará, both for energy self-generation. The partnerships intend to ensure clean energy at competitive costs, which, added to the current clean energy portfolio at BRF, will provide 88% of electricity from clean, renewable sources in Brazil. With this, we reinforce our commitment to become Net Zero in Greenhouse effect gases (GHG) until 2040 in our operations and production chain. Also, in this quarter, Global Reporting Initiative (GRI) elected us as one of the most transparent companies in sustainability, and that demonstrates our constant evolution in business management and transparency.

In this quarter, in which we celebrate 87 years, Forbes listed us as one of the best companies to work for in the world, and the top-ranked among the three Brazilian corporations listed in the ranking. We reinforce our belief in Sustainability, specially in people management, with the evolution of our cultural transformation and solidness of our practices.

On my behalf and of our Executive Committee, I would like to thank the Board of Directors and our shareholders for their support, in addition to our employees, integrated farmers, suppliers, partners, customers, communities and consumers to support our progress in this journey to make BRF a global food company, with increasingly practical and tastier high value-added products, all underpinned by quality, safety, and integrity.

Lorival Nogueira Luz Jr.
Global CEO

OPERATING AND FINANCIAL PERFORMANCE

See below our results by segment and related quarterly comparisons.

Highlights (Million R$)	3Q21	3Q20	Chg. % y/y	2Q21	Chg. % q/q
Volume (Thousand Tons)	1,168	1,112	5.1%	1,148	1.8%
Net Revenues	**12,390**	**9,943**	**24.6%**	**11,637**	**6.5%**
Average Price (R$/kg)	*10.61*	*8.94*	*18.6%*	*10.14*	*4.6%*
COGS	(9,765)	(7,598)	28.5%	(9,411)	3.8%
COGS/Kg	*(8.36)*	*(6.84)*	*22.3%*	*(8.20)*	*2.0%*
Gross Profit	**2,625**	**2,344**	**12.0%**	**2,226**	**17.9%**
Gross Margin	*21.2%*	*23.6%*	*(2.4) p.p.*	*19.1%*	*2.1 p.p.*
Net (Loss) Income Continued Operations	**(271)**	**219**	**n.m.**	**(199)**	**36.5%**
Net Margin - Continued Op. (%)	*(2.2%)*	*2.2%*	*(4.4) p.p.*	*(1.7%)*	*(0.5) p.p.*
Net (Loss) Income Total Consolidated	**(277)**	**219**	**n.m.**	**(240)**	**15.7%**
Net Margin - Total Consolidated (%)	*(2.2%)*	*2.2%*	*(4.4) p.p.*	*(2.1%)*	*(0.1) p.p.*
Adjusted EBITDA	**1,367**	**1,317**	**3.9%**	**1,271**	**7.6%**
EBITDA Adjusted Margin (%)	*11.0%*	*13.2%*	*(2.2) p.p.*	*10.9%*	*0.1 p.p.*
Cash Generation (Consumption)	**(308)**	**987**	**n.m.**	**(2,168)**	**(85.8%)**
Net Debt	16,682	14,557	14.6%	14,791	12.8%
Leverage (Net Debt/Adj.EBITDA LTM)	**3.06x**	**2.90x**	**5.4%**	**2.73x**	**11.9%**

BRAZILIAN SEGMENT

Brazil Segment	3Q21	3Q20	Chg. % y/y	2Q21	Chg. % q/q
Volume (Thousand Tons)	577	581	(0.6%)	570	1.4%
Poultry (In Natura)	*119*	*111*	*7.0%*	*111*	*7.1%*
Pork and Others (In Natura)	*34*	*32*	*4.2%*	*31*	*9.0%*
Processed foods	*425*	*438*	*(2.9%)*	*428*	*(0.7%)*
Net Operating Revenues (R$, Million)	**6,392**	**5,326**	**20.0%**	**5,817**	**9.9%**
Average price (R$/Kg)	*11.07*	*9.17*	*20.7%*	*10.21*	*8.4%*
COGS	(4,911)	(3,983)	23.3%	(4,761)	3.2%
COGS/Kg	*(8.51)*	*(6.86)*	*24.1%*	*(8.36)*	*1.8%*
Gross Profit (R$, Million)	**1,481**	**1,344**	**10.2%**	**1,056**	**40.2%**
Gross Margin (%)	*23.2%*	*25.2%*	*(2.0) p.p.*	*18.2%*	*5.0 p.p.*
EBITDA Adjusted	**878**	**831**	**5.7%**	**492**	**78.4%**
EBITDA Adjusted Margin (%)	*13.7%*	*15.6%*	*(1.9) p.p.*	*8.5%*	*5.2 p.p.*

The 3Q21 results displays the effectiveness of BRF's strategy in the Brazilian market. We conducted a price pass-through to balance the industry margins in the face of accelerated global inflation. We reported the second consecutive quarter with sales volume expansion, with similar results to the same period of the previous year, which represents the highest result in a third quarter since 2015. In addition to improving our value-added mix, innovation, business execution, and disciplined expenses management, we had a prompt recovery of the EBITDA Margin in the Brazil business segment.

The scenario is still challenging, and we see different variables that can have impacts on consumption such as high inflation, loss of the consumer's confidence, and economic outlook. However, our experience and focus on execution are essential. That materializes in our quarterly results, as (i) an increase of the consumers' preference for our brands; ii) an increase of capillarity and multichannel initiatives; iii) excellence in business execution, and iv) innovation.

During the quarter, Sadia became the leading food brand[1] for the first time, while Perdigão remained in the third position and Qualy is the leading margarine brand. We expanded our scope of sales through a partnership with Magazine Luiza, with which we are offering our products on its marketplace. With the announcement of the partnership with Ambev, our products can be found on the Bees platform, in bars and restaurants, reinforcing our presence in the digital retail. We launched our sales platform via WhatsApp for our B2B customers, and we will open new Mercato Sadia stores by December 2021. Our service levels have an accumulated on-time indicator of 90% and a growth rate of 31,500 clients y/y, reaching 293,700 clients served.

Finally, we observed the continuous trend of the increased consumption per capita of chicken[2] from 45.3 kg to 46.0 kg (+1.5% y/y), and pork from 16.1 kg to 16.9 kg (+4.7% y/y). On the other hand, the substantial decrease in the consumption of beef per capita reached the lowest number since 1996 according to Conab[3], of 26.4 kg per capita per year (-4.5% y/y), as a result of difficulties in reestablishing the prices of such protein to the prices registered before 2019. In 3Q21, we launched campaigns on the versatility of pork in the Brazilians' plate, with a campaign starred by Chef Felipe Bronze and, with Perdigão, with the Na Brasa sub-brand. We will keep investing in innovation, seeking new ways to meet the demands of our consumers, expanding the share of the products of our portfolio, which accounted for 83% of the revenue earned in this quarter.

INTERNATIONAL SEGMENT

International Segment	3Q21	3Q20	Chg. % y/y	2Q21	Chg. % q/q
Volume (Thousand Tons)	496	461	7.5%	499	(0.7%)
Poultry (In Natura)	*377*	*355*	*6.4%*	*380*	*(0.9%)*
Pork and Others (In Natura)	*50*	*51*	*(1.7%)*	*53*	*(4.7%)*
Processed foods	*68*	*55*	*23.3%*	*66*	*3.4%*
Net Operating Revenues (R$, Million)	5,449	4,309	26.4%	5,428	0.4%
Average price (R$/Kg)	*10.99*	*9.35*	*17.6%*	*10.87*	*1.1%*
COGS	(4,469)	(3,387)	31.9%	(4,365)	2.4%
COGS/Kg	*(9.02)*	*(7.34)*	*22.7%*	*(8.75)*	*3.1%*
Gross Profit (R$, Million)	980	923	6.2%	1,063	(7.8%)
Gross Margin (%)	*18.0%*	*21.4%*	*(3.4) p.p.*	*19.6%*	*(1.6) p.p.*
Adjusted EBITDA (R$, Million)	411	476	(13.7%)	619	(33.6%)
Adjusted EBITDA Margin (%)	*7.5%*	*11.0%*	*(3.5) p.p.*	*11.4%*	*(3.9) p.p.*

1. Asia

Asia	3Q21	3Q20	Chg. % y/y	2Q21	Chg. % q/q
Volume (Thousand Tons)	143	136	5.2%	151	(5.3%)
Poultry (In Natura)	*98*	*90*	*8.4%*	*103*	*(5.4%)*
Pork and Others (In Natura)	*41*	*42*	*(2.3%)*	*43*	*(6.2%)*
Processed foods	*5*	*4*	*10.4%*	*4*	*6.0%*
Net Operating Revenues (R$, Million)	1,589	1,406	13.0%	1,777	(10.6%)
Average price (R$/Kg)	*11.12*	*10.35*	*7.4%*	*11.78*	*(5.6%)*
COGS	(1,415)	(1,029)	37.6%	(1,431)	(1.1%)
COGS/Kg	*(9.90)*	*(7.57)*	*30.8%*	*(9.48)*	*4.4%*
Gross Profit (R$, Million)	174	377	(53.9%)	346	(49.8%)
Gross Margin (%)	*10.9%*	*26.8%*	*(15.9) p.p.*	*19.5%*	*(8.6) p.p.*
Adjusted EBITDA (R$, Million)	74	335	(77.8%)	268	(72.3%)
Adjusted EBITDA Margin (%)	*4.7%*	*23.8%*	*(19.1) p.p.*	*15.1%*	*(10.4) p.p.*

In 3Q21, we perceived that the food demand is still booming, with China and Japan presenting a growth rate of 19% and 15% y/y, respectively. The USD prices for Japan and South Korea have increased since 1Q21 due to lower local inventories and the limited supply from Thailand. On the other hand, the decrease of pork prices in

[1] Kantar Insights | Food Tracking
[2] Estimated beef consumption per capita in 2020 and 2021 by Associação Brasileira de Proteína Animal (ABPA)
[3] Companhia Nacional de Abastecimento (Conab) – Meet Offer and Demand – April 2021

China had a negative impact on the average price in the region, in the opposite direction to the movement of costs and freight, pressuring margins in this market.

Pork production in China had fluctuated over the year, especially due to the African swine fever impacts. Two relevant actions taken by the swine farmers resulted in increased local inventory and lower prices. The first action was the adoption, by the swine farmers, of a prudent attitude towards the virus and anticipated slaughter. The second action was to keep animals on the field for the price increase. Since there was no price reaction, heavier animals were slaughtered, increasing the supply in the market. Given a challenging cost scenario pegged to the prices of commodities and the worsening of the energy, real estate, and logistics crisis, the market had a negative margin, which had impacts on the Company's profitability in the region.

2. Halal Distribution – Halal DDP

Halal DDP	3Q21	3Q20	Chg. % y/y	2Q21	Chg. % q/q
Volume (Thousand Tons)	174	173	0.2%	172	0.8%
Poultry (In Natura)	*141*	*144*	*(1.9%)*	*140*	*0.6%*
Others (In Natura)	*0*	*1*	*(48.6%)*	*0*	*(34.9%)*
Processed foods	*32*	*29*	*11.8%*	*32*	*1.8%*
Net Operating Revenues (R$, Million)	**2,120**	**1,836**	**15.5%**	**2,101**	**0.9%**
Average price (R$/Kg)	*12.21*	*10.60*	*15.2%*	*12.19*	*0.1%*
COGS	(1,568)	(1,375)	14.1%	(1,568)	(0.0%)
COGS/Kg	*(9.03)*	*(7.93)*	*13.8%*	*(9.10)*	*(0.8%)*
Gross Profit (R$, Million)	**552**	**461**	**19.7%**	**533**	**3.6%**
Gross Margin (%)	*26.0%*	*25.1%*	*0.9 p.p.*	*25.4%*	*0.6 p.p.*
Adjusted EBITDA (R$, Million)	**245**	**155**	**58.4%**	**278**	**(11.9%)**
Adjusted EBITDA Margin (%)	*11.5%*	*8.4%*	*3.1 p.p.*	*13.2%*	*(1.7) p.p.*

Net revenue in Halal Distribution is expanding with increased prices in USD both in GCC and Turkish markets, at +18.2% and +19.7% y/y, respectively. We highlight the increased market share of our processed and value-added products, and the leading positions of our brands, with Sadia having a 36.3% market share in GCC, and Banvit having a 23.6% market share in the Turkish market, more than 7 p.p. above the second competitor. The better EBITDA Margin in the region reflects increased prices in GCC and improved margins in Turkey, resulting from better business operation, increased brand preference, and investments in the region.

The advanced pace of vaccination in those economies gives room to a more optimistic scenario with the return to school, resumption of tourism, and major events such as the Expo 2020 in Dubai, United Arab Emirates, contributing to the recovery of the Food Service, our main channel in the region. Moreover, other countries that had adopted more restrictive border control measures, e.g., Kuwait, already authorized the return of expatriates who are fully vaccinated from August 2021.

3. Direct Exports

Direct Exports	3Q21	3Q20	Chg. % y/y	2Q21	Chg. % q/q
Volume (Thousand Tons)	179	152	17.9%	176	1.8%
Poultry (In Natura)	*139*	*121*	*14.7%*	*137*	*1.1%*
Pork and Others (In Natura)	*9*	*9*	*3.9%*	*9*	*4.6%*
Processed foods	*31*	*22*	*40.8%*	*30*	*4.6%*
Net Operating Revenues (R$, Million)	**1,740**	**1,068**	**62.9%**	**1,550**	**12.2%**
Average price (R$/Kg)	*9.71*	*7.02*	*38.3%*	*8.81*	*10.2%*
COGS	(1,486)	(983)	51.1%	(1,367)	8.7%
COGS/Kg	*(8.29)*	*(6.47)*	*28.2%*	*(7.77)*	*6.7%*
Gross Profit (R$, Million)	**254**	**84**	**201.3%**	**183**	**38.6%**
Gross Margin (%)	*14.6%*	*7.9%*	*6.7 p.p.*	*11.8%*	*2.8 p.p.*
Adjusted EBITDA (R$, Million)	**92**	**(14)**	**n.m.**	**73**	**26.3%**
Adjusted EBITDA Margin (%)	*5.3%*	*(1.3%)*	*6.6 p.p.*	*4.7%*	*0.6 p.p.*

In 3Q21, we had continuous growth of exports with prices in USD +32% y/y, reflection from higher demand for food in the foreign market, especially in the Middle East, North Africa, and the Americas. Higher prices partially offset the increased costs and the accentuated higher sea freight rates. BRF is the leading brand in exports to Saudi Arabia and increasing the development of our businesses in the region. Furthermore, several initiatives

have already taken place, such as obtaining export quotas to Mexico, larger volumes to Europe, the Americas, and Africa, and a greater share of value-added products.

OTHER SEGMENTS

Other Segments + Ingredients	3Q21	3Q20	Chg. % y/y	2Q21	Chg. % q/q
Volume (Thousand Tons)	95	70	36.9%	79	20.3%
Ingredients	*56*	*44*	*27.4%*	*55*	*2.4%*
Pet	*28*	*15*	*90.1%*	*12*	*128.5%*
Others Sales	*11*	*11*	*4.0%*	*12*	*(7.2%)*
Net Operating Revenues (R$, Million)	549	307	78.8%	392	40.2%
COGS	(385)	(229)	68.3%	(284)	35.8%
COGS/Kg	*(4.05)*	*(3.29)*	*22.9%*	*(3.58)*	*12.9%*
Gross Profit (R$, Million)	164	78	109.7%	108	52.0%
Gross Margin (%)	*29.8%*	*25.5%*	*4.3 p.p.*	*27.5%*	*2.3 p.p.*
Adjusted EBITDA (R$, Million)	134	65	108.2%	93	45.2%
Adjusted EBITDA Margin (%)	*24.5%*	*21.0%*	*3.5 p.p.*	*23.6%*	*0.9 p.p.*

The result of 'Other Segments'[4] was mainly driven by the Ingredients business, which operates by-products of the Company, through the creation of high value-added, and sustainable products. The portfolio has products such as animal meals and fats for our own animals' nutrition, and for sale in specific markets, such as aquaculture, pet food, and swine farming, in addition to pharmaceuticals and chemicals, and human nutrition, e.g., natural aromas.

The PET results positively contributed to the profitability in the 'Other Segments'. We expanded our portfolio with eight new products, seven of which under the Three Dogs and Three Cats brands, for senior dogs and cats, a segment that becomes even more demanding, considering the pets' increasing life expectancy. In 3Q21, we will move forward with the integration of Hercosul and Mogiana management, and, following the completion of the acquisition, the quarterly results will include one month of the results of both companies.

CORPORATE

Corporate - R$ Million	3Q21	3Q20	Chg. % y/y	2Q21	Chg. % q/q
Gross Profit	0	0	n.m.	(1)	n.m.
Adjusted EBITDA	(56)	(55)	2.8%	67	n.m.

This segment was impacted by: (i) - R$ 35.2 million from the net result of provisions for civil and tax contingencies (as per note 25 to the Interim Financial Statements); (ii) + R$4.2 million related to the disposal and write-off of fixed assets; and (iii) - R$28.3 million arising from actions to prevent and combat the effects of Covid-19.

BRANDS AND INNOVATION

Brazil:

BRF brands continue to advance in consumer preference. In September Sadia became the leading food brand according to Kantar Insights tracking – the ideal gift to celebrate the 50 years of our beloved mascot Lek Trek and the 87th anniversary of BRF. Perdigão is the third brand in the food ranking, and Qualy is the most preferred margarine brand.

---

[4] 'Other Segments' comprise the following results: (i) Ingredients (solutions in natural, innovative ingredients for health and nutrition industries); (ii) Global Desk (in charge of the liquidation of some products in natura, energy agreement negotiations, and others) and (iii) Pet Food (animal feed).

Those achievements were possible thanks to the continuous investments in our brands. This quarter alone, Sadia announced the launch of the Veg&Tal campaign, starred the line's ambassador Ana Clara, and a campaign for encouraging the consumption of pork by Chef Felipe Bronze, with merchandising actions and sponsorship of Top Chef. Perdigão carried out several actions with the brand ambassador Ivete Sangalo, with the live stream that advertised Smoked Sausages (for cooking Feijoada), reaching over 26 million people, and created merchandising with Record and SBT Brazilian TV channels, reaching over 15 million people. Perdigão sponsored Rede Globo's TV show *The Masked Singer*, featuring the brand in every episode, with two exclusive brand content merchandising actions, and made other three actions on *É de Casa* TV show, reaching over 90.3 Million people.

We invested in educative actions on the consumption of pork with Perdigão with our Na Brasa sub-brand by presenting recipes and information on the benefits of consuming pork, and co-branding actions with renowned brands such as Evino, for the Father's Day, and Diageo, on how to pair pork and drinks.

Among our margarine brands, we made the *Casa Nova Qualy* promotion featuring actors Taís Araujo and Lázaro Ramos, reaching approximately 72 Million people, a digital activation with recipes and influences, and launched our delicious *Pão de Queijo Qualy Multigrãos*. In the North and Northeast regions, we launched the '*Quem ama prêmios, prefere Deline*' promotion, with singer Joelma, reaching 28 million people.

With a fast pace of innovations, we reached 7.0% of accumulated revenues with innovation in 3Q21 vs. 5.6% in 2020, with particular reference to the launch of Sadia's Livre&Lev, a new concept of practical, delicious, coloring-free food with fewer ingredients.

International:

We kept our focus on categories with more value-added products, with a strong innovation agenda concentrated in processed foods, with 29 new products launched in the international market in this quarter.

BRF is leading with a clear advantage in its main categories in GCC, with a growing market share in processed foods when compared to the previous quarter (+0.2p.p.), and grilled chicken (+1.6p.p.), according to Nielsen. We relaunched the *Sadia Mini Chef* campaign, with a portfolio for children, with new playful, fun products, including fried chicken pizza and veggie-loaded chicken nuggets. We also launched the *Back to School* campaign, which had strong support of our consumers at the points of sale, with advertising materials and promotions, and an online initiative reaching over 70% of the target audience. Furthermore, Sadia launched a new premium offer with the *Angus Beef Burger*.

In Turkey, Banvit is the leading brand in all the categories in the domestic market, with a market share of 23.6%, according to Nielsen, with an increase of two percentage points when compared to 2Q21. During the quarter, we launched many brands such as *Turkey Bird*, *BBQ Sucuk*, and *Turkey Bird Mini Franks*, which received reinforced investments in digital communication.

In the Asian and Direct Export Markets, we expanded our portfolio by launching 19 products to capture new volumes and meet the needs of our customers, expanding our market share in international markets, with a portfolio with an increased share of value-added products.

Other Segments: In the pet food market we are top three in share value in Brazil and are the leading company in Paraguay and Uruguay, with a portfolio of brands such as Three Dogs, Three Cats, Herói, Guabi Natural, Gran Plus, Apolo, Faro, Bônos, Balance, PrimoGato, Biofresh, Átila, and others. Focusing on increasing our market share in the segment, we have an active innovation agenda in which we launched eight new products in the market, of which seven are for the *Three Dogs* and *Three Cats Original* senior line and expanded the Gran Plus line.

2030 VISION

The quarter was marked by important evolutions towards our 2030 Vision, namely:

Pet Food: We had important achievements towards our 2030 Vision, with a fast pace of innovation in the segment, with actions that ensure proper eating for the pets' life cycle, from milk-flavored treats for puppies to special food for senior pets, expanding our operations in the Pet Food segment.

Pork: We observed an increase in pork consumption per capita, which is growing at an annual rate of 1.3% in the ten latest years according to ABPA (Brazilian Association of Animal Protein), being a healthy, delicious alternative

for proteins such as beef. We believe that pork has even greater potential, and therefore we implemented new campaigns that present its benefits and encourage its consumption.

Ready-to-eat meals: we keep focusing on growth and value-added products with the Sadia Livre&Lev line, bringing a new concept of practical, delicious, colorant-free food. We launched our Chester Lasagna, a delicious new option for our consumers' tables.

ESG Highlights:

We reinforce our commitment to the ESG Agenda, ensuring that our actions are made with consistency and innovation, delivering positive impacts on the environment, the production chain, and the communities in the locations where we operate.

- We invested approximately R$ 130 million in clean energy, with estimated savings of R$ 1.7 billion at present value, in partnerships with AES Brasil Energia and Pontoon, with which we will achieve almost 90% of electric energy from clean sources in our operations in Brazil until 2024.
- We are the top-ranked ranked Brazilian company in the global ranking World's Best Employers, by Forbes magazine, and the only company in the food sector in Brazil to make the 2021 list.
- Elected by the Global Reporting Initiative (GRI) as one of the most transparent companies in sustainability.
- Publication of the Sustainable Grain Purchasing Policy that aims to ensure the traceability of 100% of the grains purchased from the Amazon and Cerrado by 2025.
- Our turkey processing plant in Izmir, Turkey, has been awarded the Zero Waste Certificate by the Turkish Ministry of Environment, for its efficient factory waste management.
- Instituto BRF launched the *Programa Ecco Comunidades*, which will implement solutions against food waste and develop social organizations in five cities where BRF operates. Selection of 8 startups to accelerate the initiatives.
- Support to the project *#100MilSemFome* led by food tech Eats for You, to fight against hunger in the city of São Paulo due to the scenario of vulnerability caused by the Covid-19 pandemic.
- We became signatories of *Empresários pelo Clima* commitment, idealized by the Brazilian Business Council for Sustainable Development (CEBDS), which will be submitted by the Brazilian business sector in the UN Climate Change Conference (COP-26) in Glasgow, in November.
- Our executives Lorival Luz and Grazielle Parenti were mentioned in Bloomberg's list of the 500 most influential people in Latin America.
- Expenses on Covid-19 prevention and combating totaled R$ 72 million in 3Q21, as follows:

3Q21

R$ Million	Total	Brazil	Halal DDP	Asia	Direct Exp.	Corporate
Additional personnel expenses	9	5	2	1	1	0
Prevention and control expenses	30	18	3	5	4	0
Donations	23	0	0	0	0	23
Others	9	5	2	2	1	0
Total 3Q21	72	27	7	8	6	23
Total 3Q20	145	65	13	15	12	41

CONSOLIDATED PERFORMANCE

Net Operating Revenue (NOR)

Volumes - Thousand Tons	3Q21	3Q20	Chg. % y/y	2Q21	Chg. % q/q
Poultry (In Natura)	*496*	*466*	*6.5%*	*491*	*0.9%*
Pork and Others (In Natura)	*84*	*83*	*0.3%*	*83*	*0.3%*
Processed/Elaborated	*490*	*493*	*(0.7%)*	*493*	*(0.8%)*
Others Sales	*99*	*70*	*42.0%*	*80*	*24.0%*
Total	1,168	1,112	5.1%	1,148	1.8%
NOR (R$ Million)	12,390	9,943	24.6%	11,637	6.5%
Average Price (NOR)	*10.61*	*8.94*	*18.6%*	*10.14*	*4.6%*

Our increasing Net Operating Revenue takes us to a higher level, and the main factors are: (i) better commercial performance in Brazil derived from the price pass-through strategies and sales growth; (ii) increasing net revenue from the International Segment due to the higher volumes in direct export and price dynamics both in direct exports and in Halal DPP distribution; iii) positive hedge income of R$ 318 million y/y; and iii) higher volumes and revenues in the Ingredients business.

Hedge accounting strategy

The effects of financial instruments for foreign exchange hedging of earnings totaled + R$ 40.8 million in 3Q21, as per note 24.5 to the Interim Financial Statements, and result from positions settled in the quarter, which had been acquired in the 12 months preceding their settlement.

Build-up of Derivatives Instruments Settled in 2Q21	3Q20	4Q20	1Q21	2Q21	3Q21
Cummulative Notional Exposure (US$ Million)	10	50	68	276	461
Average Strike Price (BRL/USD)*	5.63	5.61	5.72	5.41	5.34

Similarly, as per note 24.4.2.ii to the Interim Financial Statements, the position falling due is as follows.

Derivatives Instruments by Expiry Date - US$ Million	4Q21	1Q22	2Q22
Notional to be settled in each period	357	93	15
Strike Price (BRL/USD)*	5.35	5.53	5.67

The company can enter into additional contracts for cash flow hedge, as provided in the Company's Financial Risk Management Policy, always backed by future export revenues, to the extent its probability increases and assuming a time frame of up to 12 months. For cash flow hedge, we inform that its objective is to hedge its operational result and reduce volatility, not allowing, under any circumstance, the contracting of derivative financial instruments for speculation purposes.

Cost of Goods Sold (COGS)

COGS - R$ Million	3Q21	3Q20	Chg. % y/y	2Q21	Chg. % q/q
Cost of Goods Sold	(9,765)	(7,598)	28.5%	(9,411)	3.8%
R$/Kg	*8.36*	*6.84*	*22.3%*	*8.20*	*2.0%*

In comparison to 3Q20, we have: (i) increase of grain prices; (ii) inflation effects on main production inputs ,e.g., plastic packaging and cardboard packaging; (iii) higher costs with fuel, freight, storage and port services, and (iv) R$ 41 million related to fighting and preventing Covid-19 pandemic (- R$ 58 million y/y).

We observe that the scenario for the food processing sector remains adverse due to the behavior of raw materials, with chicken and swine farmers' margins still below the historical average. The main factors are i) the price of grains, especially corn (+ 74% y/y)[5]; (ii) high inflation on production inputs such as plastic packaging and

[5] Source: Centro de Estudos Avançados em Economia Aplicada - CEPEA-Esalq/USP

cardboard; (iii) increase of diesel prices in 40% y/y[6]; and (iv) higher labor costs due to labor agreements and bargaining, given the inflationary context.

Embrapa's Producer Cost Index ("PCI") presents a slight decrease in costs in the last months of the quarter due to the deceleration of grain prices in the domestic market, impacting the costs with animal nutrition. However, variations comparing the same period of the previous year remain high, +42.0% and +39.4%[7] y/y in 3Q21 for chicken and swine, respectively. The charts below present the PCI-Embrapa breakdown and the producer's margin index, with a considerable gap between the theoretical cost index and the producer's margin[8].



Embrapa Cost Index Evolution and Swine Producers Margin
100
178
82
Jan-19
Mar-19
May-19
Jul-19
Sep-19
Nov-19
Jan-20
Mar-20
May-20
Jul-20
Sep-20
Nov-20
Jan-21
Mar-21
May-21
Jul-21
Sep-21
Swine Producers Margin
Swine Embrapa Production Cost Index



Embrapa Cost Index Evolution and Chicken Producers Margin
100
183
76
Jan-19
Mar-19
May-19
Jul-19
Sep-19
Nov-19
Jan-20
Mar-20
May-20
Jul-20
Sep-20
Nov-20
Jan-21
Mar-21
May-21
Jul-21
Sep-21
Chicken Producers Margin
Chicken Embrapa Production Cost Index

In this context, BRF managed to partially mitigate the industry's costs, with an increased rate of 28.5% y/y, as a result of: (i) sales mix with higher added value; (ii) efficient raw materials management; (iv) operating excellence, and (v) applied technology that allows a less volatile cost and below market price and ensures the supply of our operations by expanding the storage capacity, optimal feed production levels and boosted consumption of alternative inputs.

Gross Profit

Gross Profit - R$ Million	3Q21	3Q20	Chg. % y/y	2Q21	Chg. % q/q
Gross Profit	2,625	2,344	12.0%	2,226	17.9%
Gross Margin (%)	*21.2%*	*23.6%*	*(2.4) p.p.*	*19.1%*	*2.1 p.p.*

The gross margin was mainly affected by higher costs with raw materials and lower swine prices in China, and partially compensated by higher average costs.

Operating Expenses

Operating Expenses - R$ Million	3Q21	3Q20	Chg. % y/y	2Q21	Chg. % q/q
Selling Expenses	(1,651)	(1,370)	20.5%	(1,549)	6.6%
% of the NOR	*(13.3%)*	*(13.8%)*	*0.5 p.p.*	*(13.3%)*	*(0.0) p.p.*
General and Administrative Expenses	(222)	(217)	2.0%	(192)	15.3%
% of the NOR	*(1.8%)*	*(2.2%)*	*0.6 p.p.*	*(1.7%)*	*(0.1) p.p.*
Operating Expenses	(1,873)	(1,587)	18.0%	(1,741)	7.5%
% of the NOR	*(15.1%)*	*(16.0%)*	*0.9 p.p.*	*(15.0%)*	*(0.1) p.p.*

Operating Expenses as a percentage of net revenue improved 0.9 p.p., reaching one of the lowest levels in the last years, a reflection of cost management and strict expense control – through our Expense Management Matrix

[6] Source: Brazilian Petroleum Agency (ANP).
[7] Variation of the Embrapa average production cost index (ICP Chicken e ICP Pork) between 3Q20 and 3Q21, available on the website www.embrapa.br
[8] Source: Bloomberg, CEPEA-Esalq. Whole chicken and pork carcass prices over ration costs adjusted by chicken and pork cycles.

– in addition to operating excellence programs and specification and process re-engineering, resulting in a mere growth rate of 2% y-y, well below the impact of inflation[9].

Other Operating Results

Other Operating Results - R$ Million	3Q21	3Q20	Chg. % y/y	2Q21	Chg. % q/q
Other Operating Results	(22)	(13)	63.7%	96	n.m.
% of the NOR	*(0.2%)*	*(0.1%)*	*(0.1) p.p.*	*0.8%*	*(1.0) p.p.*

In 3Q21, we had a net negative result of R$ 22 million under "Other Operating Results", which mainly includes: (i) net result of provisions for tax and civil contingencies, in R$ 32 million; (ii) results in the sale of non-financial assets in the amount of R$ 54 million; and (iii) employees and management profit shares and other benefits in the amount of - R$ 44 million; for more details, see note 27 to the Interim Financial Statements.

Net Financial Result

Financial Results - R$ Million	3Q21	3Q20	Chg. % y/y	2Q21	Chg. % q/q
Financial Income	134	73	84.0%	84	59.6%
Interest on cash and cash equivalentes	47	35	34.0%	31	50.6%
Income with marketable securities	14	7	115.7%	12	19.7%
Interest on recoverable taxes	61	19	225.3%	34	76.9%
Interest on other assets	12	13	(4.2%)	7	83.3%
Financial Expenses	(1,047)	(592)	77.0%	(797)	31.3%
Interests on loan and borrowings	(361)	(491)	(26.4%)	(431)	(16.2%)
Interest with related parties	(124)	(86)	44.7%	(148)	(15.8%)
Written option - Business combination (Banvit)	(353)	143	n.m	(28)	1154.5%
Adjustment to present value	(171)	(110)	55.7%	(143)	19.8%
Other	(38)	(48)	(21.5%)	(48)	(20.9%)
Monetary, exchange and derivative results, net	(72)	83	(186.7%)	(46)	55.8%
Exchange rate variation on monetary assets and liabilities	(626)	4	n.m	859	n.m
Derivative results	554	78	609.2%	(905)	n.m
Net Financial Results	(985)	(436)	125.7%	(759)	29.7%

The main components of net financial income (loss) were grouped into the following categories:

Financial Income: totaled R$ 134 million in 3Q21 due to a higher yield on the liquidity position given the higher interest rate observed in the period (Interbank Deposit (DI) rate), in addition to the positive effect of the monetary adjustment of recoverable taxes.

Financial Expenses: result from the following changes:

(i) **Interest on loans and borrowings:** reduced interest expenses in other currencies by R$ 140 million, mainly due to: (i) the exchange rate appreciation observed in the period (average exchange rate of R$ 5.23/US$ in 3Q21 vs. R$ 5.38/US$ in 3Q20) which reduces the balance payable of interest in BRL of the debt in foreign currency; (ii) the cost of anticipation of debt amortization in foreign currency ("tender offer") in 3Q20 by - R$ 149 million. Such variations, however, were offset by higher expenses with interest expenses in Brazilian Reais tied to the increase in the balance of debt indexed to the IPCA (year-to-date, 7.10% in 3Q21 vs. 1.86% in 3Q20), and a higher Interbank Deposit (DI) rate in the period (annual DI at 5.40% in 3Q21 vs. 1.90% in 3Q20).

(ii) **Interest with related parties:** higher spending on tax and civil contingent liabilities of R$ 40 million.

(ii) **Adjustment to present value (APV):** reflects the highest balance of suppliers in the comparison between the quarters. The APV denotes the net financial income (cost) linked to receivable and payable accounts. This amount is offset in gross profit.

(iv) **Written Option - Business combination (Banvit):** the fair value of the sale option related to the business combination (Banvit 'put option') varies according to Banvit's results. This option is valid until 4Q21, and further details can be seen in Note 24.8.1 to the Interim Financial Statements.

[9] The accumulated IPCA variation reached 10.25% in September 2021, against 3.14% in September 2020.

(v) **Monetary and exchange variance, monetary liabilities, and derivatives results:** The Company has assets and liabilities denominated in foreign currency, a part of which is designated as hedge accounting. For the part not designated as such, the Company hires derivative financial instruments to hedge net foreign exchange exposure, with impact on financial results (see note 24.4.2). In 3Q21, the BRL depreciation at 8.7% in the period (end of period FX - R$ 5.44/US$ in Sep/21 vs. R$ 5.00/US$ in Jun/21) on the balance sheet was neutralized with derivative instruments, whose settlement in the quarter generated a positive result, leading to a combined net effect of - R$ 72 million.

Net Income (Loss)

Net Income / (Loss) - R$ Million	3Q21	3Q20	Chg. % y/y	2Q21	Chg. % q/q
Consolidated Net / (Loss) Income - Continued Op.	(271)	219	n.m.	(199)	36.5%
Net Margin (%)	*(2.2%)*	*2.2%*	*(4.4) p.p.*	*(1.7%)*	*(0.5) p.p.*
Consolidated Net / (Loss) Income - Total Consolidated	(277)	219	n.m.	(240)	15.7%

The net corporate loss is mainly due to the financial results, given the restatement of the fair value of the Banvit put option relating to the business combination (- R$ 353 million in 3Q21 vs. R$ 143 million in 3Q20).

Adjusted EBITDA

EBITDA - R$ Million	3Q21	3Q20	Chg. % y/y	2Q21	Chg. % q/q
Consolidated Net (Loss)	(271)	219	n.m.	(199)	36.5%
Income Tax and Social Contribution	17	89	(81.4%)	20	(15.4%)
Net Financial	985	436	125.7%	759	29.7%
Depreciation and Amortization	681	612	11.3%	714	(4.7%)
EBITDA	**1,411**	**1,356**	**4.1%**	**1,294**	**9.0%**
EBITDA Margin (%)	*11.4%*	*13.6%*	*(2.2) p.p.*	*11.1%*	*0.3 p.p.*
Impacts of Carne Fraca/Trapaça operations	0	5	(91.8%)	3	(85.9%)
Tax recoveries	(10)	(68)	(85.8%)	1	n.m.
Expenses with mergers and acquisitions	22	0	n.m.	0	n.m.
Others*	(57)	24	(337.8%)	(28)	105.8%
Adjusted EBITDA	**1,367**	**1,317**	**3.9%**	**1,271**	**7.6%**
Adjusted EBITDA Margin (%)	*11.0%*	*13.2%*	*(2.2) p.p.*	*10.9%*	*0.1 p.p.*

** Other refers to income and loss adjustments when selling minority shareholders' business and interest*

Even in an extremely adverse and challenging scenario during 3Q21, still with the effects of the pandemic and inflationary environment, the Company reported a consistent Adjusted EBITDA, reflecting its ability to deliver results, without losing its focus on the long-term vision.

CAPITAL STRUCTURE

Million BRL	3Q21	3Q20	LTM
EBITDA	1,411	1,356	5,577
Working Capital	-50	109	-921
Δ Accounts Receivable	-346	-97	-551
Δ Inventories	-1,309	-1,196	-3,629
Δ Suppliers	1,604	1,401	3,260
Taxes and Others	206	306	-596
Cash Flow from Operating Activities	1,567	1,770	4,060
CAPEX with IFRS16	-991	-662	-3,373
Cash Flow from Operations with Capex	577	1,108	687
M&A and Sale of Assets	-779	4	-951
Cash Flow from Investments	-1,770	-658	-4,324
Financials, derivatives and Net Interest	-306	-379	-2,617
FX Variation on Cash	200	254	-390
Cash Flow from Financing Activities	-106	-125	-3,007
Free Cash Flow	-308	987	-3,271
New Debt Amortizantions	126	587	-1,282
Cash Variations	-183	1,575	-4,553

* The cash flow above does not follow the same classification that the cash flow does, especially concerning: (i) derivative instruments for protecting exchange rate exposure, reclassified from operating flow to financial flow; and (ii) amortizations and loans and borrowings not classified as financial flow in the accounting statements, but not included as free cash flow in the managerial flow, comprising the total cash variation.

Free Cash Flow

Free cash flow totaled - R$ 308 million in 3Q21, R$ 1,296 million below 3Q20. The largest variations result from the Investment Cash Flow, which in 3Q21 totaled a cash consumption of R$ 1,770 million, due to the disbursement of an amount R$ 1,112 million higher than the same quarter of the previous year, for the payment of acquisitions in the PET segment - Hercosul and Mogiana Alimentos; from the Operating Cash Flow, which totaled a cash generation of R$ 1,567 million in 3Q21, R$ 203 million lower than 3Q20; and the Financial Cash Flow, which totaled a cash consumption of R$ 106 million in 3Q21, R$ 19 million higher than 3Q20, detailed as follows:

Operating Cash Flow and Financial Cycle

Operating cash flow totaled R$ 1,567 million in 3Q21, generating R$ 203 million less cash than in 3Q20. Despite a higher EBITDA of R$ 56 million, the operating cash flow decreased year-over-year as a result of the R$ 159 million increase in working capital allocation in the quarter, mainly caused by: (i) the increased cost of grains and inflation of other inputs used in the production process, impacting the cost of inventory of raw materials and finished products; and (ii) higher sales volumes. Other variations in working capital resulted in a cash generation of R$ 206 million in 3Q21, R$ 98 million below the same period of the previous year, which is mainly explained by the following factors: (i) higher payment (- R$ 152 million) in ICMS and IPI (- R$ 115 million) and (ii) FX effects of other assets and liabilities, totaling R$ 184 million[10]. The Company emphasizes that it compensated with credits the payment of federal and state taxes in an amount of R$ 455 million in 3Q21.

The Company's financial cycle closed 3Q21 at 16.5 days, an addition of 2.5 days when compared to 3Q20. The variance presented is essentially explained by: (i) increased grain and finished products inventories; (ii) higher

---

[10] Effect of exchange rate change by the conversion of working capital items in foreign currency having the financial results and equity as a provision.

sales volumes, resulting in increased receivables; (iii) partially offset by higher balance payable of commodities. Compared to the previous quarter, the cycle had a discrete reduction of 0.2 days.

Investment Cash Flow

The investment cash flow amounted to R$ 1,770 million in 3Q21 vs. R$ 658 million in 3Q20, due to the acquisition of Hercosul and Mogiana Alimentos. CAPEX increased by R$ 329 million compared to the same period of the previous year, as a result of: (i) acceleration of investments in expansion and modernization of production units, energy and operational efficiency projects, and advances in Industry 4.0 projects, among others, as shown in the table below.

CAPEX - R$ Million	3Q21	3Q20	Chg. % y/y	2Q21	Chg. % q/q
Growth	233	142	63.7%	155	50.3%
Efficieny	66	12	442.0%	33	100.0%
Support	151	98	53.9%	184	(17.9%)
Biological Assets	333	248	34.2%	299	11.5%
Commercial Lease and Others	208	161	28.7%	258	(19.7%)
Total	**991**	**662**	**49.6%**	**929**	**6.6%**
Total M&A	779	(4)	n.m.	(47)	n.m.
Total	**1,770**	**658**	**168.9%**	**882**	**100.5%**

The main projects in 3Q21 are as follows:

- Growth:

(i) Projects to meet the demand for processed products in the Domestic Market, especially investments to increase capacity in the breaded products line in Toledo-PR, and in the ready-to-eat meals line in Tatuí-SP, and cold cuts line in Concórdia-SC.
(ii) Increase in the production of *in natura* products to meet the demands of the International and Domestic Markets, with emphasis on investments in adaptation in the Nova Mutum-MT and Jataí-GO units.

- Efficiency:

(i) Projects to increase operational efficiency, aiming at diluting fixed costs and reducing expenses.
(ii) Energy Efficiency projects for the production sites.
(iii) Projects in connection with Industry 4.0 in chicken processing plants.

- Support/IT:

(i) Asset replacement projects for the industrial park.
(ii) Improvements in the work conditions of employees in production processes.
(iii) Process optimization and control projects related to the commercial and Supply Chain areas.
(iv) Information Technology Projects aimed at meeting the Compliance and Corporate Governance requirements, and Human Resources policies.
(v) Renewal of permits required for maintaining the Company's activities related to Information Technology.

- Support/Quality:

(i) Improvement of control and quality processes in meatpacking plants, factories, and farms.

Financial Cash Flow

Financial Cash Flow amounted to cash consumption of R$ 106 million in 3Q21, R$ 19 million lower when compared to 3Q20, mainly due to: (i) interest payments of R$ 375 million in the period, R$ 73 million lower when compared to 3Q20, as a result of a less concentrated payment schedule; (ii) financial cash effect of - R$ 213 million vs. - R$ 149 million in 3Q20, essentially explained by a higher present value adjustment directly related to the higher balance of suppliers when compared to the same period of the previous year; and (iii) currency depreciation observed in 3Q21 as well as in 3Q20, with an impact on the cash position in hard currency and derivatives of R$ 421 million in the period.

Debt

R$ Million	In 09.30.2021			In 12.31.2020	
Debt	Current	Non-current	Total	Total	Δ %
Local Currency	(527)	(7,386)	(7,912)	(6,665)	18.7%
Foreign Currency	(2,521)	(13,968)	(16,488)	(16,125)	2.3%
Gross Debt	**(3,047)**	**(21,353)**	**(24,401)**	**(22,790)**	**7.1%**
Cash Investments*					
Local Currency	4,570	15	4,585	4,461	2.8%
Foreign Currency	2,770	363	3,133	4,177	-25.0%
Total Cash Investments	7,341	378	7,719	8,638	-10.6%
Net Debt	**4,293**	**(20,975)**	**(16,682)**	**(14,152)**	**17.9%**

** Cash consists of: Cash and Cash Equivalents, Financial Investments, Restricted Cash, and Derivative Financial Assets*

Total gross indebtedness of R$ 24,401 million includes Current and Non-current Derivative Financial Instruments Liabilities in the aggregate amount of R$ 222 million, as per note 24.5 of the Interim Financial Statements (ITR). The Company's gross leverage ended the quarter in 4.47x vs. 5.35x in the same period of the previous year. Borrowings totaled R$ 567 million in the quarter, and settlements totaled R$ 441 million. Additionally, the average debt maturity was extended to 9.3 years in 3Q21, an increase of 1.8 years compared to 3Q20.

In line with the strategy of diversifying funding sources and optimizing the term/cost ratio, we concluded the following operations in 3Q21: (i) issuance of R$ 300 million via *Crédito Rural*, and (ii) issuance of R$ 249 million in Trade Finance operations.

Net indebtedness totaled R$ 16,682 million in 3Q21, an increase of R$ 1,891 million when compared to 2Q21, while the Company's net leverage, measured by the net indebtedness over equity ratio and the last twelve months Adjusted EBITDA, reached 3.06x in 3Q21, vs. 2.73x in 2Q21 (net leverage in USD reached 3.00, vs. 2.95 in 2Q21). Considering the Company's most recent acquisitions in the PET segment (Hercosul and Moginana Alimentos) last twelve months Adjusted EBITDA, net leverage would had reached 3.01x in 3Q21.

NET DEBT EVOLUTION

Values presented in R$ millions



+1,891 (+12.8%)
14,791
1,567
Company's EBITDA R$ +1,411 Working Capital, Taxes and Others R$ +156
1,770
CapEx: R$ -991 M&A: R$ -779
526
Cash Financials: R$ -213 Cash Net interest: R$ -313
1,162
Debt's FX Variation:: R$ -1,394 Disponibilities FX: R$ +200 Net Interest w/o Debt: R$ +14 Derivatives: R$ +136 Business Combinations: R$ -118
16,682
Net Debt 2Q21
Cash Flow from Operating Activities
Cash Flow from Investments
Cash Flow from Financing Activities
FX Variation on Cash and Debt, Interest on Debt and Derivatives balance
Net Debt 3Q21

The Company reiterates it does not have financial leverage covenants and reaffirms its discipline in the management of capital structure, liquidity and leverage.

RELATIONSHIP WITH INDEPENDENT AUDITORS

Pursuant to CVM Directive No. 381, dated January 14, 2003, the Company reports that its policy for engaging services not related to the independent audit is based on principles that protect auditor independence.

Pursuant to CVM Directive 381/03, in the nine-month period ended September 30, 2021, KPMG Auditores Independentes was not engaged in providing services unrelated to our independent audit.

Pursuant to CVM Directive 480/09, Company Management states that at a meeting held on 11/10/2021 it discussed, reviewed, and agreed with the information included in the independent auditors' review report on the Interim Financial Information for the third quarter of 2021.

CONSOLIDATED INCOME STATEMENT

Financial Statement - R$ Million	3Q21	3Q20	Chg. % y/y	2Q21	Chg. % q/q
Net Operating Revenues	12,390	9,943	24.6%	11,637	6.5%
Cost of Sales	(9,765)	(7,598)	28.5%	(9,411)	3.8%
% of the NOR	*(78.8%)*	*(76.4%)*	*(2.4) p.p.*	*(80.9%)*	*2.1 p.p.*
Gross Profit	2,625	2,344	12.0%	2,226	17.9%
% of the NOR	*21.2%*	*23.6%*	*(2.4) p.p.*	*19.1%*	*2.1 p.p.*
Operating Expenses	(1,873)	(1,587)	18.0%	(1,741)	7.5%
% of the NOR	*(15.1%)*	*(16.0%)*	*0.9 p.p.*	*(15.0%)*	*(0.1) p.p.*
Selling Expenses	(1,651)	(1,370)	20.5%	(1,549)	6.6%
% of the NOR	*(13.3%)*	*(13.8%)*	*0.5 p.p.*	*(13.3%)*	*(0.0) p.p.*
Fixed	(958)	(844)	13.5%	(931)	2.9%
Variable	(693)	(526)	31.7%	(619)	12.1%
General and Administrative Expenses	(222)	(217)	2.0%	(192)	15.3%
% of the NOR	*(1.8%)*	*(2.2%)*	*0.6 p.p.*	*(1.7%)*	*(0.1) p.p.*
Honorary of our Administrators	(15)	(12)	20.9%	(14)	10.3%
% of the NOR	*(0.1%)*	*(0.1%)*	*0.0 p.p.*	*(0.1%)*	*(0.0) p.p.*
General and Administrative	(207)	(205)	0.9%	(179)	15.7%
% of the NOR	*(1.7%)*	*(2.1%)*	*0.4 p.p.*	*(1.5%)*	*(0.2) p.p.*
Operating Income	752	757	(0.7%)	485	55.2%
% of the NOR	*6.1%*	*7.6%*	*(1.5) p.p.*	*4.2%*	*1.9 p.p.*
Other Operating Results	(22)	(13)	63.7%	96	n.m.
EBIT	730	744	(1.8%)	580	25.9%
% of the NOR	*5.9%*	*7.5%*	*(1.6) p.p.*	*5.0%*	*0.9 p.p.*
Net Financial Income	(985)	(436)	125.7%	(759)	29.7%
Income before Taxes	(254)	308	n.m.	(179)	42.1%
% of the NOR	*(2.1%)*	*3.1%*	*(5.0) p.p.*	*(1.5%)*	*(0.4) p.p.*
Income Tax and Social Contribution	(17)	(89)	(81.4%)	(20)	(15.4%)
% of Income before Taxes	*6.5%*	*(28.9%)*	*35.4 p.p.*	*10.9%*	*(4.4) p.p.*
Consolidated Net Income (Loss) - Continued Op.	(271)	219	n.m.	(199)	36.5%
% of the NOR	*(2.2%)*	*2.2%*	*(4.4) p.p.*	*(1.7%)*	*(0.5) p.p.*
Consolidated Net Income (Loss) - Total Consolidated	(277)	219	n.m.	(240)	15.7%
% of the NOR	*(2.2%)*	*2.2%*	*(4.4) p.p.*	*(2.1%)*	*(0.1) p.p.*
EBITDA	1,411	1,356	4.1%	1,294	9.0%
% of the NOR	*11.4%*	*13.6%*	*(2.2) p.p.*	*11.1%*	*0.3 p.p.*
Adjusted EBITDA	1,367	1,317	3.9%	1,271	7.6%
% of the NOR	*11.0%*	*13.2%*	*(2.2) p.p.*	*10.9%*	*0.1 p.p.*

CONSOLIDATED BALANCE SHEET

Balance Sheet - R$ Million	09.30.21	06.30.21
Assets		
Current Assets		
Cash and Cash Equivalents	6,890	6,942
Financial Investments	343	316
Accounts Receivable	3,587	2,997
Recoverable Taxes	979	910
Inventories	9,259	7,955
Biological Assets	2,668	2,560
Other Financial Assets	83	276
Other Receivables	221	366
Anticipated expenses	166	231
Restricted Cash	25	24
Current Assets held to sale	22	21
Total Current Assets	**24,242**	**22,598**
Non-Current Assets		
Long-term assets	9,732	9,622
Cash Investments	376	333
Accounts and other Receivable	42	43
Judicial Deposits	543	544
Biological Assets	1,383	1,315
Recoverable Taxes	4,804	4,946
Deferred Taxes	2,505	2,361
Restricted Cash	0	0
Other Receivables	78	70
Other Financial Assets	2	10
Permanent Assets	19,075	17,398
Investments	7	9
Property, Plant and Equipment	12,823	12,337
Intangible	6,245	5,052
Total Non-Current Assets	**28,807**	**27,020**
Total Assets	**53,049**	**49,618**

Balance Sheet - R$ Million	09.30.21	06.30.21
Liabilities and Equity		
Current Liabilities		
Loans and Financing	2,861	2,530
Suppliers*	11,563	10,232
Supply Chain Risk	1,889	1,451
Payroll and Mandatory Social Charges	1,003	864
Taxes Payable	372	638
Other Financial Liabilities	186	130
Provisions	1,050	888
Employee Pension Plan	125	125
Other Liabilities	1,183	563
Total Current Liabilities	**20,234**	**17,420**
Non-Current Liabilities		
Loans and Financing	21,317	20,025
Suppliers*	2,081	2,042
Taxes and Social Charges Payable	134	135
Provision for Tax, Civil and Labor Contingencies	508	634
Deferred Taxes	34	30
Employee Pension Plan	697	670
Other Liabilities	367	250
Total Non-Current Liabilities	**25,139**	**23,786**
Total Liabilities	**45,373**	**41,207**
Shareholders' Equity		
Capital Stock	12,460	12,460
Capital Reserves and Other reserves	62	55
Other Related Results	(1,754)	(1,291)
Retained Profits	(3,063)	(2,781)
Treasury Shares	(106)	(106)
Non-Controling Shareholders	76	74
Total Shareholders' Equity	**7,676**	**8,411**
Total Liabilities and Shareholders	**53,049**	**49,618**

* Includes R$ 486 million of current leasing liability and R$ 2,069 million of non-current, according to Interim Financial Information (ITR).